UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)

June 21, 2021

INTEC PHARMA LTD.

(Exact name of registrant as specified in its charter)

Israel	001-37521	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 Hartom St. Har Hotzvim
Jerusalem, Israel	9777512
(Address of principal executive offices)	(Zip Code)

+ 972-2-586-4657
(Registrant’s telephone number, including area code) (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, no, par value	NTEC	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.07. Submission of Matters to a Vote of Security Holders.

On June 21, 2021, Intec Pharma Ltd. (the “Company” or “Intec Israel”) held a special meeting of shareholders (the “Special Meeting”) to consider seven proposals related to the Company’s merger with Decoy Biosystems, Inc., a Delaware corporation (“Decoy”), in connection with the Agreement and Plan of Merger and Reorganization dated March 15, 2021 (the “Merger Agreement”) among the Company, Intec Parent, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Intec Parent”), Dillon Merger Subsidiary Inc., a Delaware corporation (“Merger Sub”), Domestication Merger Sub, Ltd., an Israeli company and a wholly-owned subsidiary of Intec Parent (“Domestication Merger Sub”), and Decoy. Each of the Company’s proposals was approved by the requisite vote of the Company’s shareholders as described below.

At the close of business on May 20, 2021, the record date for the Special Meeting, there were 4,821,971 ordinary shares of the Company outstanding. The holders of a total of 2,024,212 ordinary shares of the Company were represented at the Special Meeting in person or by proxy, representing approximately 42% of the Company’s ordinary shares entitled to vote at the Special Meeting, which total constituted a quorum for the Special Meeting in accordance with the Company’s bylaws.

Set forth below are the matters acted upon by the Company’s shareholders at the Special Meeting and the final voting results on each such matter. Each proposal required approval by holders of a majority of shares of the Company present and entitled to vote a meeting at which a quorum is present. For more information on these proposals, please refer to the Company’s joint proxy statement/prospectus for the Special Meeting, filed with the Securities and Exchange Commission on May 14, 2021.

1. Approval of the merger of Merger Sub with and into Decoy, the Merger Agreement and the transactions contemplated thereunder:

For	Against	Abstain	Broker Non-Votes
768,706	14,460	826	1,240,220

2. Approval of the domestication of the Company from Israel to the State of Delaware by Domestication Merger Sub merging with and into the Company, the Merger Agreement and certain matters related thereto, including Intec Parent’s amended and restated certificate of incorporation:

For	Against	Abstain	Broker Non-Votes
770,015	13,409	568	1,240,220

3. Approval to grant discretionary authority to the board of directors of the Company to amend the articles of association of the Company to effect a reverse stock split of Intec Israel ordinary shares at a ratio within the range between 1-for-2 and 1-for-4 to be effective at the ratio and on a date to be determined by the board of directors of Intec Israel in its sole discretion, prior to the effectiveness of the Domestication Merger.

For	Against	Abstain	Broker Non-Votes
1,923,825	92,405	7,892	0

4. Approval to elect Michael J. Newman, Ph.D., Jeffrey A. Meckler, Anthony J. Maddaluna, Hila Karah, Dr. Roger J. Pomerantz, William B. Hayes, Hoonmo Lee and Brian O’Callaghan to serve staggered terms until the first, second and third annual general meeting:

Nominee	For	Against	Abstain	Broker Non-Votes
Michael J. Newmann, Ph.D.	763,139	13,419	7,434	1,240,220
Jeffrey A. Meckler	760,090	15,426	8,476	1,240,220
Anthony J. Maddaluna	763,460	11,886	8,646	1,240,220
Hila Karah	756,240	15,209	12,543	1,240,220
Dr. Roger J. Pomerantz	764,689	10,597	8,706	1,240,220
William B. Hayes	754,043	15,724	14,225	1,240,220
Hoonmo Lee	750,130	20,374	13,488	1,240,220
Brian O’Callaghan	759,929	10,441	13,622	1,240,220

5. Approval and adoption of the Intec Parent Option Plan:

For	Against	Abstain	Broker Non-Votes
749,039	21,961	12,993	1,240,220

6. Approval of the issuance of such number of Company ordinary shares or Intec Parent common stock in a closing financing as would yield aggregate gross proceeds to the Company or Intec Parent, as applicable, such that the combined net cash of Intec Parent will be not less than $30 million and not more than $50 million:

For	Against	Abstain	Broker Non-Votes
743,435	28,129	12,429	1,240,220

7. Approval to adjourn the meeting.

For	Against	Abstain	Broker Non-Votes
2,006,463	10,759	6,990	0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2021

INTEC PHARMA LTD.

By:	/s/ Nir Sassi
Nir Sassi
Chief Financial Officer

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